# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

iMetabolic Biopharma Corporation
2155 E Conference Dr STE 115
Tempe, AZ 85284
https://imbiopharma.com/

Up to $1,230,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** iMetabolic Biopharma Corporation
**Address:** 2155 E Conference Dr STE 115, Tempe, AZ 85284
**State of Incorporation:** NV
**Date Incorporated:** November 17, 2017

## Terms:

**Convertible Promissory Notes**

**Offering Minimum:** $10,000.00 of Convertible Promissory Note.
**Offering Maximum:** $1,230,000.00 of Convertible Promissory Note.
**Type of Security Offered:** Convertible Promissory Note.

Note converts to Preferred Stock when the company raises $5,000,000.00 in a qualified equity financing.

**Maturity Date:** December 31, 2024
**Valuation Cap:** $25,000,000.00
**Discount Rate:** 10.0%
**Annual Interest Rate:** 3.5%
**Minimum Investment Amount (per investor):** $250.00

**Terms of the underlying Security**

**Underlying Security Name:** Preferred Stock

**Voting Rights:**
There are no voting rights associated with Preferred Stock.

**Material Rights:**

<p>Preferred Shares shall have the following terms and rights:&nbsp;</p> <p>Non-cumulative dividends when declared by the Board of Directors. Preferred Shares shall receive dividends prior to any distribution of dividends to holders of the Common Stock. Upon liquidation, Preferred Shares shall have liquidation preference over the Common /stock. Preferred Shares are convertible into Common stock, and if converted participates with Common Stock pro rata on an as-converted basis. Preferred Shares shall have no voting rights. Preferred Shares may be converted to Common Stock if necessary due to a public offering or at any time by agreement of the Company.</p>

**Annual Interest Rate subject to adjustment based on bonuses below.*

**Loyalty Bonus | 5% Bonus**

As you have previously invested in iMetabolic BioPharma, you are eligible for additional bonus interest.

Time-Based:

**Visionary**

Invest within the first 72 hours and receive 15% bonus interest.

**Disruptor**

Invest within the first week and receive 10% bonus interest.

**Innovator**

Invest within the first two weeks and receive 5% bonus interest.

Amount-Based:

**$500+ | Knight**

Invest $500+ and receive + 5% bonus interest.

**$1,000+ | Baron**

Invest $1,000+ and receive + 7% bonus interest.

**$5,000+ | Duke**

Invest $5,000+ and receive + 10% bonus interest + a Membership to the Exclusive iMBP VIP Forum.

**$10,000+ | Prince**

Invest $10,000+ and receive + 15% bonus interest + a Membership to the Exclusive iMBP VIP Investor Club + complimentary access for you and a guest to a future iMBP sponsored event in Arizona.

**$20,000+ | Emperor**

Invest $20,000+ and receive + 20% bonus interest + a Membership to the Exclusive iMBP VIP Investor Club + complimentary access for you and a guest to a future iMBP sponsored event in Arizona.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonuses from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

iMetabolic BioPharma will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 3.85% instead of 3.5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

### Company Overview

Biotech/Biopharma entails the development of therapeutic products for the treatment of disease. iMetabolic Biopharma Corporation (iMBP) is the next stage of biotech evolution as it has integrated cutting edge technology to improve its drug discovery capabilities. This innovative intersection of technology and biotechnology is defining a new segment of the industry as TechBio. This is the future of drug discovery. Therefore, iMBP created the iPlatform™, a computational technological approach that overcomes many of the hurdles experienced in traditional biotechnology drug discovery approaches. Our iPlatform™ in combination with our current five established disease drug asset programs puts iMBP is in a unique position. Through the application of the iPlatform™, the company has the ability to discover and engineer new drug candidates with greater efficiency and speed, providing the potential to expand its drug asset pipeline into perpetuity. This combination of innovative operational and scientific value drivers has poised iMBP to be a disruptive leader in this new era of biopharma. This will enable us to produce safer, more effective and more cost-efficient therapeutics, ultimately improving people's lives.

### Business Model

The iMBP business model is structured according to the common template within the biopharma/biotech industry. This model involves iMBP taking individual drug assets within its pipeline to a level of development that, by industry standards, has demonstrated significant de-risking. We currently have 5 different disease programs in operation that are focused in the areas of cardiometabolic, cardiovascular and neurodegenerative disease. These diseases affect a broad portion of both the American and global populace with a disturbing level of unmet medical need. Once these proof-of-concept developmental milestones are achieved, there is historical industry data that supports license or sale of a given drug asset to a large biopharmaceutical company. These transactions have historically demonstrated a broad spectrum of financial terms that have included upfront payments, milestones and royalty payments. There are additional options for revenue/exit based on specific market conditions that may even include acquisition or initial public offering.

However, as a TechBio company, iMBP's business model also has a technological component. We are also investing R&D dollars into the development of our iPlatform™ technology program. This program is extremely valuable as it allows for the continual replenishing and addition to iMBP's internal drug pipeline efforts. It also provides a potential mechanism for out licensing to an external service provider or strategic partnership to satisfy broader industrial needs in the future. However, our current iPlatform™ efforts are purely for iMBP internal drug asset programs.

### Intellectual Property (IP)

iMBP currently has a single issued methods patent (US/9,783,600). This patent serves as a proof-of-concept for some of iMBP's flagship therapeutic initiatives. This specific piece of IP is assigned to iMBP Holding, LLC; a wholly owned iMBP subsidiary.

iMBP currently has a number of different therapeutic and technology innovation programs on-going. These programs are currently held as trade secret information with all principals under strict and enforceable confidentiality agreements. Provisional applications and full Patent Cooperation Treaty (PCT) filings, for world-wide protection, are a part of iMBP's developmental tactics and will be executed strategically to maximize both the layers of protection and timeline. Certain technology filings are scheduled to be filed before the end of 2022.

### Corporate Structure

As of Nov 4th, 2022, iMetabolic Biopharma Corporation is Nevada C-Corporation that operates in the State of Arizona. The company currently has a single wholly owned subsidiary that is managed by the iMBP Executive Leadership Team. The sole function of this subsidiary, iMBP Holding, LLC, is to act as a security lockbox around the currently issued IP. Patent prosecution, legal support, patent strategy, filing and maintenance fees are all the responsibly of iMBP. The use of IP holding companies are common place within the biopharma industry to limit any potential liability. iMBP understands the value of its IP portfolio and it is taking every step to ensure the protection of all of its programs. It is therefore the company's plan to utilize additional wholly owned subsidiary holding companies in the future to provide the maximum level of protection of issued IP and ensure company operational freedom.

## *Competitors and Industry*

### Competitors

Early stage biopharma/biotech is in competition with the entire industry, not any one individual company, as we are competing for the same large pools of capital financing and strategic industry business partnerships. iMBP special sauce is simple:

1. TechBio - Developing key technology for biotech enablement. Addresses the current

industry issues of new drugs take too long, cost too much and often result in suboptimal performance

2. Perpetual Drug Pipeline Expansion - iPlatform technology allows iMBP to be disease agnostic for the development of new drugs based on a unique recombinant fusion protein format for enhanced function, delivery, safety and therapeutic efficacy. This creates more shots on goal to maximize value while reducing risk.

3. Current Pipeline Disease Biology - Therapeutic mode of action attacks a broad range of interrelated diseases based on a unique and trade secret understanding of disease pathology that is currently overlooked in clinical and R&D practice.

4. Streamlined Operations - Minimal overhead to reduce waste.

5. Top Tier Leadership Team - Experienced, competent and deeply passionate about the iMBP mission.

**Industry**

The most exciting aspect of biotech/biopharma for investment is the ROI. The production of a high potential drug candidate translates into Billions for a company valuation. The biggest news in the space currently involves M&A activity and those deal sizes.

Source: https://www.fiercebiotech.com/biotech/biopharma-ma-2022-different-animal-drugmakers-coffers-lined-17t

Source: https://www.genengnews.com/financing/bullish-biopharma-ma-market-predicted-for-closing-months-of-2022/

*Current Stage and Roadmap*

**Current Stage**

The company is pre-revenue and in the prototype phase. This phase focuses the progression of working prototypes and the initiation of new products in the conceptual stage.

1) Current five disease asset programs in development – Working Prototype

2) Computational platform – Working Prototype

3) Additional 4 assets – Concept Phase

**Future Roadmap**

Our strategic timeline has iMBP laser focused on maturity over the next 4 year time period. This is includes the following:

1. Maturation of our current five disease therapeutic asset programs through discovery and preclinical testing, including two assets reaching human trials

2. Establishment of multiple new therapeutic assets and methods in the treatment of multiple diseases that range from cardiometabolic through cancer

3. See the acceleration of innovation in the iPlatform and its ability to computationally generate new recombinant fusion protein therapeutics with a high degree of accuracy for fast and effective translation into candidate molecules. This innovation will save both years and millions of dollars in early drug discovery

4. Maturation of iMBP as a company which includes the recruitment of top talent that can help position iMBP for an exit, or multiple exits. The iMBP business model allows for multiple successes to ensure that iMBP's investors are able to maximize the returns on their money.

## The Team

### Officers and Directors

**Name:** Urban Austin Kiernan

Urban Austin Kiernan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder, Chairman, President, Treasurer
  **Dates of Service:** November, 2017 - Present
  **Responsibilities:** I am lead architect in all things related to iMetabolic Biopharma Corporation. This includes daily operations, business strategy/planning/execution, scientific development/execution and marketing. Urban does not receive a compensation from iMBP.

Other business experience in the past three years:

- **Employer:** UK Bio-Science Consulting, LLC
  **Title:** Managing Partner
  **Dates of Service:** September, 2017 - Present
  **Responsibilities:** This is a consulting company should a third party request to hire Dr. Kiernan for advisement.

**Name:** Stephen Adam Munk

Stephen Adam Munk's current primary role is with Arizona State University. Stephen Adam Munk currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Interim COO
  **Dates of Service:** August, 2019 - Present

**Responsibilities:** Passive. Stephen does not receive a compensation from iMBP.

Other business experience in the past three years:

- **Employer:** Systems Oncology
  **Title:** Scientific Advisory Board
  **Dates of Service:** June, 2018 - Present
  **Responsibilities:** He servies as a scientific advisor to the company.

Other business experience in the past three years:

- **Employer:** Arizona State University
  **Title:** Deputy Director, Science and Technology, Biodesign Institute
  **Dates of Service:** October, 2017 - Present
  **Responsibilities:** As the Deputy Director of the Biodesign Institute at Arizona State University, his role function is to help in the strategic planning, operation and expansion of the Biodesign efforts within the local and global ecosystem.

Other business experience in the past three years:

- **Employer:** TSRL, Inc
  **Title:** Board Member
  **Dates of Service:** March, 2019 - Present
  **Responsibilities:** He currently serves on the board of TSRL, Inc.

Other business experience in the past three years:

- **Employer:** National Academy of Inventors, Class of 2022
  **Title:** Senior Member
  **Dates of Service:** February, 2022 - Present
  **Responsibilities:** This is an honorary position in recognition of achievments in innovation.

**Name:** David F Hendren

David F Hendren's current primary role is with Augmentum Ventures (Augmentum Advisors, LLC). David F Hendren currently services 13 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Officer
  **Dates of Service:** November, 2017 - Present
  **Responsibilities:** Responsible for coalescing formulation of overall company

strategy, supporting CEO in execution, and overseeing operation of company's business, relationships, and transactions. David does not receive a compensation from iMBP.

Other business experience in the past three years:

- **Employer:** Babson College
  **Title:** Entrepreneur in Residence; Executive Education Program Presenter/Faculty
  **Dates of Service:** June, 2014 - Present
  **Responsibilities:** Entrepreneur-in-Residence (2014-15), working with, advising, presenting, and guest lecturing with students in MBA, undergraduate business, and Olin engineering programs, faculty, alumni, and community at Babson College, a leading institution for entrepreneurship. Presenter/Faculty in Executive Education programs (2015-present).

Other business experience in the past three years:

- **Employer:** VIC Technology Venture Development™
  **Title:** Strategic Advisor
  **Dates of Service:** June, 2020 - Present
  **Responsibilities:** VIC Technology Venture Development acquires novel technologies sourced from top tier universities and government research centers and launches companies to build commercial products and services with potential for substantial commercial opportunity and strong societal impact. VIC's primary focus is on healthcare and medical technology, including medical devices, diagnostics, and pharmaceuticals, but VIC has also launched companies in high-impact areas such as clean water, animal health, and food safety.

Other business experience in the past three years:

- **Employer:** Edison Awards
  **Title:** Reviewer and Judge
  **Dates of Service:** November, 2015 - Present
  **Responsibilities:** Reviewer for Edison Awards™ program recognizing, honoring and fostering innovation and innovators.

Other business experience in the past three years:

- **Employer:** Massachusetts Life Sciences Center
  **Title:** Review Board
  **Dates of Service:** January, 2015 - Present
  **Responsibilities:** Reviewer for grant awards by the Massachusetts Life Sciences Center for innovative companies in healthcare and life sciences.

Other business experience in the past three years:

- **Employer:** MassChallenge
  **Title:** Mentor
  **Dates of Service:** January, 2018 - Present
  **Responsibilities:** Mentor focused on healthcare, life science, medical device, and healthcare IT ventures in this global zero-equity startup accelerator.

Other business experience in the past three years:

- **Employer:** Augmentum Ventures (Augmentum Advisors, LLC)
  **Title:** Managing Director
  **Dates of Service:** September, 2009 - Present
  **Responsibilities:** Business advisory, consulting, and management company focused on: • Advising and partnering with entrepreneurs, investors, and stakeholders in enterprise creation; building, managing, and turning-around promising companies; commercialization; venture/private equity finance; formulating/executing strategic and business plans; organizational/team development; change management; transactional, situational, and portfolio analysis/diligence; stakeholder alignment; creating rapid growth and value; managing risk; and driving exits. • Developing, supporting, managing, financing, and commercializing novel technologies and new, emerging, and growth-stage enterprises in healthcare, life science, technology, service, IT, and other markets. • Evaluating, managing, and monetizing private companies, venture/private equity interests, and investment and technology portfolios.

**Name:** Jeffrey Zimmerman

Jeffrey Zimmerman's current primary role is with Zimmerman & Doering, PA. Jeffrey Zimmerman currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary and General Counsel
  **Dates of Service:** January, 2017 - Present
  **Responsibilities:** Board Member and General Counsel. Practice of law for 45 years with start up experience.

Other business experience in the past three years:

- **Employer:** Zimmerman & Doering, PA
  **Title:** Owner
  **Dates of Service:** September, 1989 - Present
  **Responsibilities:** Focus on business and real estate transactions, contracts,

business formation and providing general counsel to small businesses.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company is offering convertible notes in the amount of up to $1,230,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We may never have an operational product or service*
It is possible that there may never be an operational iPlatform™ or iMBP therapeutic or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our iPlatform™ or iMBP therapeutics. Delays or cost overruns in the development of iPlatform™ or our therapeutic products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating

performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*The Convertible Promissory Notes have no rights to vote until the date of maturity*
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
iMetabolic Biopharma Corporation was formed on November 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iMetabolic Biopharma Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the iPlatform™ or iMBP therapeutics are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company

owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other*

*highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on iMetabolic Biopharma Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on iMetabolic Biopharma Corporation could harm our reputation and materially negatively impact our financial condition and business.

*There is no guarantee that a patent application will result in an issued patent*
No assurance can be given that any patent applications will be issued as a patent, or if issued, the desired key claims will be allowed. We believe one of the most powerful value drivers of the Company is developing a broad intellectual property portfolio. However, the cost of patent prosecution actions is very expensive and costs may influence or prevent the issuance of a patent or a patent with any value.

*Achieving full company success will require the filing of many additional patent applications in the future*
The Company intends to continue to grow its product and technology pipelines. This requires continuous expansion of the Company's intellectual property portfolio to encompass both compositions of matter and uses thereof. It is important to note that there are a number of costs associated with the filing of both domestic and international patent applications. There is no guarantee that the company will be able to support the cost for all these filings in all the desired geographies. This may limit the breadth of patent protection which may in turn limit the company's ability to generate revenue.

*Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity.*
Reporting time periods after patents are filed depending upon geography. In the U.S., patent applications are confidential while pending, while some foreign countries publish patent applications for the first time six months or more after filing. We may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

*Dependence upon third-party researchers or collaborative partners who are outside of our control*
The development and testing of iMBP therapeutic products will require significant pre-clinical and clinical testing. Such studies require the support of industry partners that have the skill, resources and expertise to perform such studies. As these are third party business, the Company may fall victim to unexpected strategic moves within the drug industry, that may result in the loss of key testing capabilities, significant increase in testing costs and/or significant delays in test completion. Such disruptions may have significant impact on the Company in building value, raising additional capital, and/or achieve revenue.

*In-licensing of drug-development programs could result in operating difficulties, dilution and other harmful consequences.*

We may seek to in-license certain technologies, but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

***Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.***

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

***If we are unable to recruit, retain or motivate highly skilled key personnel to the company, we may not be able to grow effectively or have all the desired exit optionality or reach our full potential.***

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biotech and biopharma industry companies and other emerging entrepreneurial companies. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth.

***Royalties from IP Licenses & Reversion of Rights to Inventors***

Intellectual property contracts are complex and often wrought with contingencies and clauses tied to revenue or developmental milestones. As part of a settlement dismissal with prejudice, solely involving patent 9,783,600, iMBP Holding, LLC (a wholly owned subsidiary of iMetabolic Biopharma Corporation) agreed to pay a royalty to the original patent inventors of all gross fees or revenue received. No royalties have been paid to date as the company remains pre-revenue. In the event that iMBP Holding, LLC is unable to generate patent licensing revenue, the intellectual property will eventually revert back to the original three inventors. At that point, each inventor is allowed to non-exclusively assign, perfect or out-license their portion of the patent autonomously. Such action would leave the company with a non-exclusive intellectual property rights assignment.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Urban A. D. Kiernan Revocable Living Trust | 6,859,525 | Common Stock | 65.9% |

## The Company's Securities

The Company has authorized Common Stock, Convertible Note - CF 2022, and Preferred Stock.

### *Common Stock*

The amount of security authorized is 95,000,000 with a total of 10,408,905 outstanding.

*Voting Rights*

The outstanding shares in the company have standard voting rights as outlined by in the company bylaws.

*Material Rights*

Employee Stock Options

The stock options granted to employees are granted as and when and subject to terms approved by the Company's Board of Directors from time to time. Strike price is the fair market value at the time of grant a determined and approved by the Board. Options are subject to customary provisions including standard vesting terms and repurchase rights.

The total amount outstanding includes 13,456,990 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,542,960 shares to be issued pursuant to stock options issued.

Material Rights

**(1) Restriction on Transfer of Shares.**

(a) Transfer Subject to Agreement. During the term of this Agreement, the Shareholders shall not pledge, encumber, sell, assign, transfer, give away or otherwise voluntarily or involuntarily dispose of (hereinafter collectively referred to as "Transfer") any shares of the Corporation's stock of any class or preference, whether now owned or hereafter acquired by any shareholder (hereinafter collectively referred to as "Shares"), except in strict compliance with the terms and conditions of this Agreement. Shareholders may, however, transfer Shareholders such Shareholder's shares to a Grantor Trust in which Grantor is a beneficiary established for estate planning purposes and provided that the Trustee of such trust shall be bound by the terms of this Agreement.

(b) Attempted Transfer in Violation of Agreement Ineffective. Any attempted Transfer of Shares in contravention of the terms of this Agreement shall be invalid and ineffective and shall not be recognized by the Corporation or the other Shareholders. If a Shareholder attempts to so Transfer Shares in contravention of this Agreement, such Shareholder nevertheless shall for all purposes remain the legal and beneficial owner of such Shares, entitled to all rights and privileges and subject to all obligations and liabilities thereof.

**(2) Right of First Refusal.**

In the event a Shareholder desires to Transfer any or all of his, hers or its Shares, whether or not for value, such Shareholder (the "Selling Shareholder") shall comply with the following:

(a) Notice of Transfer. The Selling Shareholder shall first give written notice of such proposed Transfer (the "Notice of Transfer") to the Corporation and the Remaining Shareholders (as hereinafter defined). Such Notice of Transfer shall contain (i) the name, address and business or profession of the party to whom the Selling Shareholder proposes to Transfer such Shares, (ii) the number of Shares the Selling Shareholder proposes to Transfer and the price per Share (which is required to be all cash consideration) for such Transfer, and (iii) the terms and conditions of payment of such price. The proposed Transfer must be pursuant to a bona fide written offer for all cash consideration from a third party which is enforceable against such third party, and a copy of such written offer shall be delivered to the Corporation and the other Shareholders along with the Notice of Transfer. Following such Notice of Transfer, first the Corporation and then the Remaining Shareholder(s) shall have the right and option, but not the obligation, to purchase such Shares at the same price and on the same terms and conditions as specified in the Notice of Transfer, except that the date(s) of payment and related payment terms shall at the election of the Corporation or the Remaining Shareholder(s), as the case may be, be the payment date(s) and related payment terms set forth in either (I) the Notice of Transfer or (II) Section 4(b) hereof. As used herein, the term "Remaining Shareholders" shall mean all Shareholders other than a Selling Shareholder or a Shareholder (or Legal Representative of a Shareholder) with respect to whom a Redemption Event has occurred, as the case may be.

(b) Exercise of Right.

(i) Within 30 days after such Notice of Transfer, the Corporation may exercise the option granted under this Section 2 to purchase all, but not less than all, of the Selling Shareholder's Shares identified in the Notice of Transfer by giving the Selling Shareholder written notice of its intention so to do (the "Notice of Exercise"); provided, however, that exercise of such option by the Corporation shall require and be subject to the prior approval of the shareholders of the Corporation by the affirmative vote or written consent of the holders of at least a majority of the issued and outstanding voting Shares of the Corporation, with the Selling Shareholder's Shares not being entitled to vote thereon and not being counted for purposes of determining such majority.

(ii) If the Corporation affirmatively decides to not exercise its option, or if the Corporation's option expires, the Remaining Shareholders shall have a period of time extending until 60 days after such Notice of Transfer within which to exercise the Remaining Shareholders' option to purchase all, but not less than all, of the Selling Shareholder's Shares by giving the Selling Shareholder a Notice of Exercise. If more than one Remaining Shareholder provides the Selling Shareholder a Notice of Exercise, each such Remaining Shareholder may purchase his, her, or its pro-rata share of the Selling Shareholder's Shares in proportion of the number of Shares otherwise owned by each Remaining Shareholder.

(iii) The Closing of any purchase and sale of the Selling Shareholder's Shares pursuant to exercise of the option granted under this Section 2 shall take place within 90 days following the date of the Notice of Transfer.

(c) Transfer if Option Not Exercised. If, within such 60-day period, the Corporation and/or the Remaining Shareholders fail to exercise their option to purchase all, but not less than all, of the Shares offered for sale in the Notice of Transfer, then the Selling Shareholder may, within the 90 days following the expiration of such 60-day period, dispose of all Shares offered in the Notice of Transfer, provided (i) such Transfer is to the party and upon the same terms and conditions, including the purchase price, as set forth in the Notice of Transfer, and (ii) any party to whom such Shares are Transferred accepts and agrees in writing to the terms of this Agreement. At the end of such 90-day period, the rights of the Corporation and Remaining Shareholders pursuant to this Section 2 shall reattach and again be in full force and effect with respect to all Shares remaining in the hands of the Selling Shareholder, and no Transfer of such Shares can be made without again first offering such Shares for sale to the Corporation and Remaining Shareholders as provided in this Section 2.

(d) Effect of Redemption Event on Right of First Refusal. If a "Redemption Event" (as hereinafter defined) occurs with respect to the Selling Shareholder following a Notice of Transfer but before consummation of the Transfer of Shares (either to the Corporation or to any other party) pursuant to such Notice of Transfer, such Notice of Transfer automatically shall be deemed rescinded and of no further force or effect, and the rights and obligations of the parties hereunder instead shall be governed by the applicable provisions of this Agreement governing redemption of the Selling Shareholder's Shares upon the occurrence of such Redemption Event.

*Convertible Note - CF 2022*

The security will convert into Non-voting preferred stock and the terms of the Convertible Note - CF 2022 are outlined below:

**Amount outstanding:** $0.00
**Maturity Date:** December 31, 2024
**Interest Rate:** 3.5%
**Discount Rate:** 10.0%
**Valuation Cap:** $25,000,000.00
**Conversion Trigger:** $5,000,000 Financing Round

*Material Rights*

**Conversion; Repayment Premium Upon Sale of the Company.**

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

***Preferred Stock***

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Preferred Stock.

*Material Rights*

Preferred Shares shall have the following terms and rights:

Non-cumulative dividends when declared by the Board of Directors. Preferred Shares shall receive dividends prior to any distribution of dividends to holders of the Common Stock. Upon liquidation, Preferred Shares shall have liquidation preference over the Common /stock. Preferred Shares are convertible into Common stock, and if converted participates with Common Stock pro rata on an as-converted basis. Preferred Shares shall have no voting rights. Preferred Shares may be converted to Common Stock if necessary due to a public offering or at any time by agreement of the Company.

## What it means to be a minority holder

As a minority holder of Convertible Notes of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $15,150.00
  **Number of Securities Sold:** 23,671
  **Use of proceeds:** This was equity settlement for out of pocket expenses, debt, accrued by Dr. Urban Kiernan supporting the company. Rather than take a cash distribution, he agreed to additional equity.
  **Date:** March 16, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

## Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### How long can the business operate without revenue:

We currently have enough capital to operate the company until Q2 2023.

### Foreseeable major expenses based on projections:

From our projections, the major company expenses will be supporting our R&D programs. As stated in our use of proceeds, we anticipate this to consume 70% of our budget. The next largest expense is the continued development and testing of the iPlatform™. We are projecting this to utilize ~ 15% of our total budget.

### Future operational challenges:

We foresee several operational challenges into the future. The primary challenge is largely around the testing of our drug assets. Access to the appropriate scientific resources necessary for early safety and efficacy evaluation of our drug assets is always a competitive process in the drug industry. However, since COVID-19, there has become additional strain making wait times and costs larger than before. We also see the attraction and retention of qualified personnel to assist in company operations and program management being a concern. Since COVID-19 the labor market has been inconsistent and something that we are aware of from a risk mitigation standpoint as we move forward and expand operations.

### Future challenges related to capital resources:

The biggest challenges with capital resources in the innate competition in the system for investment dollars. This is not a new challenge in the biopharma space. Our solution is a diversified approach to attract from the broadest pool of potential investors. For now we are intensely focused on Strategic partners, high networth individuals, RegCF investors and the like.

### Future milestones and events:

The value drivers in the biotech industry are positive data and a solid responsible management team. Progress in moving both drug assets and platform forward are instrumental in creating value, and thus raising future capital.

## Liquidity and Capital Resources

### What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 30, 2022 the Company has capital resources available in the form of $13,550 cash on hand. The company also has remaining R&D budgets totalling ~$223,000 through the in kind investments of our strategic business partners, Ligand Pharmaceuticals/OmniAb and Amazon Web Services.

### How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support corporate development and R&D.

### Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, >80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

### How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises the minimum offering amount, we will be able to continue our R&D efforts and would require additional funding from other sources. We estimate that the company could operate administratively for an additional two months with a minimal monthly burn rate of $7,500.

### How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we will increase our R&D program efforts and anticipate that the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $68,000 allocated as described in the use of proceeds section.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has plans for additional future sources of capital. This includes future capital raises as a part of the remaining convertible note offering, the priced portion of the seed round and subsequent A and B rounds. In addition, the Company is pursuing SBIR grant opportunities through the NIH, NSF and philanthropic agencies for additional capital. Additionally, lines of credit through preferred banking institutions are also a consideration.

## Indebtedness

- **Creditor:** SBA
  **Amount Owed:** $148,100.00
  **Interest Rate:** 3.75%
  **Maturity Date:** March 27, 2023

## Related Party Transactions

- **Name of Entity:** Urban Austin Kiernan
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** As one of three inventors, Urban Kiernan is granted a 7% royalty on all licensing revenues from the single issued methods patent (US/9,783,600) currently assigned to iMBP Holding, LLC; a wholly owned iMBP subsidiary. To date, Urban has not yet received any royalty payments while the company is still in its pre-revenue stage.
  **Material Terms:** 1. ROYALTY: IMBP Holding LLC shall pay to Inventors a royalty of 21 Percent of all gross licensing fees, sub licensing fees, or other gross revenues of any kind received from any entity with which IMBP Holding, LLC enters into any agreement for use of the Issued Patent and Methods Claims therein. Pursuant to paragraph 2 below, Inventors will share 21 percent of all amounts of gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind from any source derived and received by IMBP Holding, LLC. IMBP Holding, LLC shall not take any deductions from the amounts/revenues of gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind before calculating and paying the 21% royalty. Any assignment of this Patent by IMBP Holding, LLC to a third party will be subject to this Royalty Payment and all other terms of the agreement, and no assignment of the patent can be made to a third party in which IMBP Holding, LLC, its members, officers, agents, employees, affiliates, related entities, and/or subsidiaries, individually or collectively, has a controlling interest. In the event that IMBP Holding, LLC assigns the Patent to a third party as allowed under this

Agreement, and the third party fails to pay the Royalty Payment to Inventors, IMBP Holding, LLC and its members agree to make such Royalty Payments consistent with this Paragraph 1 based on any gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind received by the third party as though IMBP Holding, LLC still retained the Patent. 2. DIVISION OF INVENTORS ROYALTY PAYMENT: The Royalty Payment set forth in paragraph 1 above shall be divided equally between the Inventors, with each Inventor receiving 7% of the gross licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind received by IMBP Holding, LLC, or any related entity of IMBP Holding, LLC, from any agreement with any entity for use of the Method Claims in the Issued Patent. This equal. division of the Royalty Payment is based upon the principal that all Inventors are treated equally under applicable Patent Law. 4. REVERSION OF RIGHTS TO INVENTORS: In the event IMBP Holding, LLC has not, within a period of 36 months from the date of execution of this Agreement, either (A) generated the gross amount/revenues from which royalties are owed pursuant to paragraph 1 from licensing fees, gross amounts of sub licensing fees, or other gross revenues of any kind as the result of licensing the Patent and Method Claims therein pursuang to any licensing agreemnts, or pusuant to any other agreements, with any third parties relating to the Patnet or Methods claims therein, or (B) otherwise has failed to receive revenues of any kind based upon permitting the use of the Patent or Method Claims therein, then all rights to the Patent shall revert to the Inventors. In the event any executed licensing agreement or other agreement entered into by IMBP Holding, LLC, as contemplated in this paragraph 4, is terminated for any reason, IMBP Holding LLC will have 24 months to execute a new agreement or agreements with any third party or parties relating to the Patent and Method claims therein that is actually generating the gross amounts/revenues from licensing fees, sub licensing fees, or other gross revenues of any kind from which Royalties are owed pursuant to paragraph 1. If IMBP Holding, LLC fails to generate such gross amounts/revenues and the gross amounts from which royalties are owed pursuant to paragraph 1 within this 24 month time period, all rights to the Patent shall revert to the Inventors. 6. INVENTORS TO HAVE RIGHT TO REJECT LICENSING AGREEMENT: The Inventors, by majority vote may vote to reject any licensing or sub licensing agreement entered into between IMBP Holding, LLC and any third party pertaining to the Issued Patent and Method Claims therein.

## Valuation

**Valuation Cap:** $25,000,000.00

**Valuation Cap Details:** The Company determined its valuation cap based on an analysis of multiple factors. The Biotech/Biopharma industry is not the same as your standard manufacturing industry. Due to the cost and time required to reach drug approval, it would be a foolish expectation for an early-stage biotech to be on the verge of revenue generation. Many biotech firms do not have revenues, let alone profitability or cash flow measures. In fact, cash flows prior to approval of a drug will be significantly negative. That means "standard" valuation multiples like Earnings Before Interest, Tax, Depreciation and Amortization (EBITA) or Price/Earnings ratio (P/E) are less relevant and cannot be used to assess company value. Yet, available data through sources such as PitchBook, CipherBio, CrunchBase, and Bay Bridge Bio, show a multitude of examples of biotech companies being worth billions with little to no revenue. The methodology for deriving a valuation is based on a variety of factors that include developmental stage, disease prevalence, pricing, etc. A common method being employed now for priced rounds is Risk adjusted – Net Present Value (NPV), especially when a therapeutic pipeline is a valuation consideration. However, valuations for note conversions with a higher round are even more complex as you are not establishing a company value, but rather a valuation cap. For this, analysis of comparable deals is the most effective method to establish such a cap as it will encompass a broader range of biotech companies from single drug asset, drug pipeline or in the case of iMBP TechBio with a drug pipeline. One example of an early-stage biopharma deal in the press was Cajal Neuroscience. On November 29th, 2022 the company launched with $96 Million of start-up funding. There are no details provided around company valuation, but this is an example of the early-stage biotech/biopharma valuation principles discussed above in play to drive significant capitalization. Looking across the industry, there was a large amount of early-stage investment in Q1 of 2022. According to the PitchBook Q1 Investment report, average early-stage VC biopharma valuations that quarter was $67,500,000. The Company currently has one issued method patent and substantial trade secrets which is valued in this analysis in addition to the value of the iPlatform. The Company also has five disease asset programs in development and a working prototype for their computational platform. As discussed above, pricing setting for biopharma equity raise is not an exact science, but the presented $25,000,000 cap in this offering is well within the current and historic comparable in the industry and of significant discounted value. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised, and (ii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,230,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Therapeutic Asset Research & Development*
  69.5%
  We will use 69.5% of the funds raised for work in the maturation, testing and protection of our therapeutic assets. This budget includes scientist salaries, contract research organization fees, experimental materials and intellectual property filings.

- *iPlatform™ Research & Development*
  15.0%
  We will use 15% of the funds raised for work to support the continued development and expansion of our technological platform. This budget includes scientist salaries, hardware, support services and intellectual property filings.

- *Executive Compensation and Working Capital*
  10.0%
  We will use 10% of the funds to hire key, non-scientific personnel for executive function, daily operations and marketing. Wages to be commensurate with training, experience and position and FTE involvement. Funds will also be utilized to cover expenses related to corporate legal, accounting & finance, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://imbiopharma.com/ (www.imbiopharma.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/imetabolicbiopharma

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR iMetabolic Biopharma Corporation

*[See attached]*

# IMETABOLIC BIOPHARMA CORPORATION

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
iMetabolic Biopharma Corporation
Chandler, Arizona

We have reviewed the accompanying financial statements of iMetabolic Biopharma Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 24, 2022
Los Angeles, California

**IMETABOLIC BIOPHARMA CORPORATION**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 64,248 | $ | 119,176 |
| **Total Current Assets** | | **64,248** | | **119,176** |
| | | | | |
| **Total Assets** | **$** | **64,248** | **$** | **119,176** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Current Portion of Loans and Notes | $ | 8,664 | $ | - |
| Shareholder Loan | | 1,057 | | 1,222 |
| Other Current Liabilities | | 7,471 | | 1,917 |
| **Total Current Liabilities** | | **17,192** | | **3,139** |
| | | | | |
| Promissory Notes and Loans | | 139,336 | | 148,000 |
| **Total Liabilities** | | **156,528** | | **151,139** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 60,805 | | 60,805 |
| Additional Paid in Capital | | 4,326 | | 897 |
| Retained Earnings/(Accumulated Deficit) | | (157,410) | | (93,665) |
| | | | | |
| **Total Stockholders' Equity** | | **(92,280)** | | **(31,963)** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **64,248** | **$** | **119,176** |

*See accompanying notes to financial statements.*

**IMETABOLIC BIOPHARMA CORPORATION**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 45,614 | 16,788 |
| Research and Development | 8,985 | 495 |
| Sales and Marketing | 3,842 | 2,930 |
| Total operating expenses | 58,441 | 20,213 |
| | | |
| Operating Income/(Loss) | (58,441) | (20,213) |
| | | |
| Interest Expense | 5,554 | 1,917 |
| Other Loss/(Income) | (250) | - |
| Income/(Loss) before provision for income taxes | (63,745) | (22,130) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (63,745)** | **$ (22,130)** |

*See accompanying notes to financial statements.*

## IMETABOLIC BIOPHARMA CORPORATION

### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### (UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|
| **Balance—December 31, 2019** | 10,385,234 | **$ 45,655** | **$ 128** | **$ (71,535)** | **$ (25,752)** |
| Issuance of Common Stock | 23,671 | 15,150 | | | 15,150 |
| Share-Based Compensation | | | 769 | | 769 |
| Net income/(loss) | | | | (22,130) | (22,130) |
| **Balance—December 31, 2020** | 10,408,905 | 60,805 | 897 | $ (93,665) | **$ (31,963)** |
| Share-Based Compensation | | | 3,428 | | 3,428 |
| Net income/(loss) | | | | (63,745) | (63,745) |
| **Balance—December 31, 2021** | **10,408,905** | **$ 60,805** | **$ 4,326** | **$ (157,410)** | **$ (92,280)** |

*See accompanying notes to financial statements.*

## IMETABOLIC BIOPHARMA CORPORATION
### STATEMENTS OF CASH FLOWS
### (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (63,745) | $ | (22,130) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Share-based Compensation | | 3,428 | | 769 |
| Changes in operating assets and liabilities: | | | | |
| Other Current Liabilities | | 5,554 | | 1,917 |
| **Net cash provided/(used) by operating activities** | | **(54,763)** | | **(19,444)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Issuance of Common Stock | | - | | 15,150 |
| Shareholder Loans | | (166) | | (13,918) |
| Borrowing on Promissory Notes and Loans | | - | | 148,000 |
| Repayment of Promissory Notes and Loans | | | | (26,000) |
| **Net cash provided/(used) by financing activities** | | **(166)** | | **123,232** |
| | | | | |
| Change in Cash | | (54,928) | | 103,788 |
| Cash—beginning of year | | 119,176 | | 15,388 |
| **Cash—end of year** | **$** | **64,248** | **$** | **119,176** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 5,554 | $ | 1,917 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

iMetabolic Biopharma Corporation was incorporated on November 20, 2017, in the state of Arizona. The financial statements of iMetabolic Biopharma Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, Arizona.

iMetabolic Biopharma Corporation (iMBP) is an early-stage biopharma/biotechnology company that currently has multiple assets developing to address medical need in cardiometabolic, cardiovascular and Alzheimer's Disease. Focused on developing therapeutic products that address the provider, patient and payor needs of today, iMBP is concurrently developing technology to overcome the recognized industry bottlenecks that make drug development too complex, too time intensive and too expensive. Our iPlatform™ is the evolutionary output of these needs, which merges computational learning technology with classical biotechnology. This TechBio, versus a classical Biotech, enhances iMBP's abilities in drug discovery to develop drugs to address more diseases, develop more effective therapeutics and streamline the process to save both time and money.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows.

The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

iMetabolic Biopharma Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues through the sale of therapeutic products.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $3,842 and $2,930, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 24, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Accrued Interest expense | 7,471 | 1,917 |
| **Total Other Current Liabilities** | **$ 7,471** | **$ 1,917** |

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 100,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 10,408,905 shares have been issued and are outstanding.

## 5. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 15,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2021 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2019 | 40,000 | $ 0.50 | - |
| Granted | - | | |
| Execised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2020 | 40,000 | $ 0.50 | 8.86 |
| Exercisable Options at December 31, 2020 | 15,556 | $ 0.50 | 8.86 |
| Granted | 240,000 | $ - | |
| Execised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2021 | 280,000 | $ 0.50 | 9.14 |
| Exercisable Options at December 31, 2021 | 28,889 | $ 0.50 | 9.14 |

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 was $3,428 and $769, respectively.

## 6. DEBT

### Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| SBA loan | $ 148,100 | 3.75% | 8/27/2020 | 8/27/2050 | $ 5,554 | 7,471 | $ 8,664 | $ 139,336 | $ 155,471 | $ 1,917 | $ 1,917 | $ - | $ 148,000 | $ 149,917 |
| Total | | | | | $ 5,554 | $ 7,471 | $ 8,664 | $ 139,336 | $ 155,471 | $ 1,917 | $ 1,917 | $ - | $ 148,000 | $ 149,917 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | | |
|---|---|---|
| 2022 | $ | 8,664 |
| 2023 | | 8,664 |
| 2024 | | 8,664 |
| 2025 | | 8,664 |
| 2026 | | 8,664 |
| Thereafter | | 112,151 |
| **Total** | **$** | **155,471** |

**Owner Loans**

During the years presented, the Company borrowed money from the founder, chairman, and the CEO, Urban Kiernan. The details of the loans from the owners are as follows:

| | | | | | For the Year Ended December 2021 | | | For the Year Ended December 2020 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Urban Kiernan | $ 15,140 | 0.00% | Fiscal Year 2019 | No set maturity | $ 1,057 | | $ 1,057 | $ 1,222 | | $ 1,222 |
| **Total** | | | | | $ 1,057 | $ - | $ 1,057 | $ 1,222 | $ - | $ 1,222 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (14,896) | $ (5,287) |
| Valuation Allowance | 14,896 | 5,287 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (24,246) | $ (9,350) |
| Valuation Allowance | 24,246 | 9,350 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $89,138, and the Company had state net operating loss ("NOL") carryforwards of approximately $89,138. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8. RELATED PARTY

In the past period, the Company received money from the founder, chairman, and the CEO, Urban Kiernan. The loan bears no interest rate and has no set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loan is $1,057 and $1,222, respectively.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 24, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $58,441, an operating cash flow loss of $54,763, and liquid assets in cash of $64,248, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Invest Now

Add to Watchlist

# Bringing Hope to Communities Through Tech-Powered Biopharma


iMBP
iMetabolic
Bringing Hope to Communities
Through Tech-Powered Biopharma

**$167,753.70 Raised**

## INVEST IN IMETABOLIC BIOPHARMA TODAY!

iMetabolic Biopharma Corporation (iMBP) is an early-stage drug discovery company innovating at the intersection of technology and biotechnology to develop new, life-saving drugs to fight against some of today's most devastating chronic diseases affecting our love...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



## REASONS TO INVEST

- Our technology-powered iPlatform™ pipeline removes the roadblocks that typically make drug development slow, expensive, and inefficient, with the aim to put lifesaving treatments in the hands of communities everywhere.
- Our revolutionary approach to drug development has already landed us three strategic technology and pharma industry partnership deals, five disease therapeutic asset programs already in motion, and four additional programs prepared to go online.
- We are led by a passionate and highly talented team who understands the human nature of the work we do. We are determined to apply our collective knowledge and experience to bring hope, empowerment, and opportunity to our investors and their communities.

### THE PITCH

*At iMBP, we are the next stage of biotech evolution. We are combining innovative technology with biotechnology as part of our proprietary, cutting-edge "TechBio" approach to biopharma. We give communities the opportunity to* ***invest in their own health*** *as we improve the way drugs are discovered to make them more effective and affordable. We have strategic partnerships in place and drug candidates in development in our key markets of metabolic, cardiovascular, and neurodegenerative diseases. The company is pre-revenue and in the prototype phase.*

OVERVIEW

## Bringing Hope to Communities Through Tech-Powered Biopharma



Aimed to create a world free of
Cardiovascular Diseases


iMBP is developing a revolutionary approach to drug discovery to help people live longer, healthier, and happier lives with their loved ones. Our founder, Chairman, and CEO Dr. Urban A. Kiernan, Ph.D. is a seasoned BioTech leader with decades of industry business and scientific research experience. However, his passion is what drives him beyond what any academic or work experience could ever afford him.

*"The feeling of helplessness I experienced when my first wife died from cancer was devastating. Then, a single Dad with two little girls, the world turned upside-down. From this pain, I recognized the utopic potential the biopharma industry has to offer... and that is the power to keep families together... for just one more... one more memory to hold onto. You cannot put a price tag on that. This is my passion and this is why I created iMBP."*

– **Dr. Urban A. Kiernan** –

***Husband, Father, Founder & CEO of iMBP***

THE PROBLEM & OUR SOLUTION

## Harnessing the Power of TechBio to Improve Drug Discovery & Development

Today's developmental process for new, lifesaving drugs is complex, expensive, and time-consuming. The current industry solution is to simply spend more money, resulting in over-expensive therapeutics with marginal benefits. Ultimately, the deficiencies of this system places the cost burden on the people who need these therapeutic solutions most.



We believe
iPlatform™
is the future
of Biopharma


iPlatform™ delivers:

**Revolutionary Versatility**
developing drugs with wide-ranging applications

**Unparalleled Precision**
delivering highly effective & functional treatments

**Improved Risk Mitigation**
creating safer drugs, in less time, for less cost

**Our Solution** was the development of iPlatform™, our proprietary computational approach that uses in-silico therapeutic discovery and molecular design to improve upon traditional biotechnology. This creates both economic and time-saving advantages to drug discovery, allowing for life-saving solutions to potentially reach the clinic faster and more affordably. This is the value that TechBio offers to you and your loved ones. Enabled through our partner Amazon Web Services (AWS), iPlatform™ is rapidly evolving and already producing drug asset leads for the expansion of the iMBP drug pipeline.

THE MARKET & OUR TRACTION

## Rapid Development & Progress in Multiple Massive Markets

Our drug asset efforts are currently focused in three primary areas: metabolic disease, cardiovascular disease, and neurodegenerative disease (Alzheimer's Disease).



Alzheimer's Disease drug market is expected to hit

**$25 Billion**

by 2029



Cardiovascular Disease drug market is predicted to hit

**$64 Billion**

by 2026

Source / Source

Our TechBio approach has allowed iMBP to achieve multiple milestones normally not experienced in BioTech companies until much later in life, including:

- Two partnership agreements with Ligand Pharmaceuticals/OmniAb for drug asset development
- A partnership agreement with Amazon Web Services (AWS) for iPlatform™ development
- Acceptance of iMBP into the McDermott Wills and Emory LEAP program for corporate legal counsel
- Raised over $1,100,000 in total funding to date
- An issued U.S. patent for proprietary therapeutic methodology (US/9,783,600)
- Five established disease therapeutic asset programs, with four additional programs in preparation to go online
- Preparation of first technology and two additional method IP set for provisional filing in December 2022
- Assembled group of world renowned and experienced advisors and executive team members


Our CEO was
Featured in Top Doctor Magazine
&
businesswire
also covered the expansion of our Strategic OmniAb Antibody Discovery Partnership with Ligand Pharmaceuticals
FEATURING: DR. URBAN A. KIERNAN, PH.D.
BALANCE THROUGH BRAZILIAN JIU JITSU: Biotech Visionary Builds Momentum for Industry Disruption
PG 28
iMBP

Source / Source

"Ligand is proud of its heritage of establishing strategic partnerships with innovative, emerging organizations with experienced management teams and our agreement with iMetabolic Biopharma Corporation is another example of such an alliance."

**– John Higgins –**

***CEO at Ligand Pharmaceuticals***

WHY INVEST

# A Brighter Future for Drug Development

With this raise we hope to

**Further Develop**
our iPlatform™ technology

**Demonstrate Progression**
of safety and efficacy in our therapeutic assets

**Expand**
our corporate development



Through this raise, we offer communities the opportunity to directly invest in solutions for their own health.

***BioTech investment opportunities are typically reserved for an elite circle of the same investors, and we are eager to break this cycle by sharing with you our unique equity crowdfunding campaign.***

With major partnerships in place and multiple drug candidates already in development, we are ready to change the way we care for our communities and hope to give loved ones and families as much time together as possible. Invest in iMBP today and become a part of this unique opportunity with us.

## ABOUT

| HEADQUARTERS | VALUATION |
|---|---|
| **2155 E Conference Dr STE 115**<br>**Tempe, AZ 85284** | |

iMetabolic Biopharma Corporation (iMBP) is an early-stage drug discovery company innovating at the intersection of technology and biotechnology to develop new, life-saving drugs to fight against some of today's most devastating chronic diseases affecting our loved ones. Currently, we are pre-market, advancing five different disease asset programs, and in the process of developing a proprietary technological platform for the discovery of more effective and less expensive drugs. This will allow us to continuously expand our drug pipeline while increasing company value.

## TEAM



**Urban Austin Kiernan**
**Founder, Chairman, CEO, President, and Treasurer**

With over 22 years of industry business and research experience, Dr. Urban A. Kiernan is the Founder, Chairman and CEO of iMetabolic Biopharma Corporation (iMBP). Under his leadership iMBP has raised >$1.1 Million in startup investment, established two partnership deals with Ligand Pharmaceuticals/OmniAb, and an additional partnership with Amazon Web Services. These partnerships have paid off with dividends as they have led to the establishment of both the iPlatform™ and a drug asset pipeline towards five different disease programs. Doing more with less is Dr. Kiernan's business philosophy. Prior to starting iMBP, Dr. Kiernan was the Director of Biomarker Discovery at Intrinsic Bioprobes Inc, during which time he was the recipient of ~$4 Million in Phase I & II National Institutes of Health grants, negotiated significant licensing and service deals with companies such as Johnson & Johnson and Promedior, and was able to achieve his first business exit through acquisition. He then later worked for Thermo Fisher Scientific and was able to quickly rise through the ranks into Global Business Development, providing him a breadth of knowledge and experience in the life science and biopharma sectors. He received his M.Sc. and Ph.D. from Arizona State University, is a devoted husband, father and Jiu Jitsuka. He has authored more than 45 peer reviewed publications, 4 book chapters and received 11 patent awards...and there is still more to come!!!



**Stephen Adam Munk**
**Interim - COO and Board Director**

Dr. Munk has over 25 years of experience in the life science and pharmaceutical industry. He currently serves as the Deputy Director of the Biodesign Institute at Arizona State University, but spent the last two decades as the CEO of Ash Stevens Inc, a full service Active Pharmaceutical Ingredient (API) development and manufacturing organization. Under his leadership, Ash Stevens received twelve FDA approvals to manufacture innovator drug substances and received six NIH research contacts. He received his B.S. degree in chemistry at ASU, and then earned his Ph.D. in organic synthesis at The University of California at Berkeley. He is experienced in drug discovery, development, and manufacturing both as a scientist and as a manager.



**David F Hendren**
**Chief Business Officer**

David Hendren has extensive experience launching, financing, and building successful ventures from incubation to exit, with particular expertise in healthcare, life science, biomedical technology, digital health, and related technology and service areas. He has deep knowledge and broad perspective from 25+ years in leadership roles on virtually all sides of the table, including VC, entrepreneur, CEO, board member/chair, advisor, consultant, and counsel. David has launched successful medical technologies from inception, and led, co-invested and executed deals with leading firms and strategics, with exits including IPO, M&A, and technology licensing transactions cumulatively exceeding $1B. In operating, board, and advisory roles, David has been central to identifying opportunity, building teams, formulating strategy, securing capital, developing business and strategic alliances, and driving successful exits to harvest value for stakeholders. He earned his AB at Dartmouth College and his JD at Northwestern University Pritzker School of Law.



**Jeffrey Zimmerman**
**Secretary and General Counsel**

Jeffrey Zimmerman (Jeff) practiced law for 44 years with emphasis in business and entrepreneurship. He received his undergraduate degree in 1974 from Fort Hays Kansas State University and his Juris Doctor degree from the University of Kansas in 1977. Jeff has served as general counsel to several corporations. He also served as president of several corporations he had a role in founding. He has assisted in the merger or acquisition of several businesses. He currently serves on the board of directors of three for-profit corporations and serves on several not-for-profit charitable and arts boards. Jeff is a graduate of the Kauffman Foundation Center for Entrepreneurial Studies Fast Track Entrepreneurial Training Program. In his practice he has handled numerous multi million dollar business sales and acquisitions and is well versed in all area business finance.

# TERMS

iMetabolic BioPharma

## Overview

| | |
|---|---|
| INTEREST RATE<br>**3.5%** | VALUATION CAP<br>**$25M** |
| MATURITY DATE<br>**Jan 1, 2025** | AMOUNT RAISED<br>**$167,753.70** |

## Breakdown

| | |
|---|---|
| MIN INVESTMENT<br>**$250.00** | OFFERING TYPE<br>**Convertible Notes** |
| DISCOUNT RATE<br>**10.0%** | TYPE OF EQUITY<br>**Preferred Stock** |
| CONVERSION TRIGGER<br>**$5,000,000.00** | |

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Risks

| | |
|---|---|
| **Company** : | **iMetabolic Biopharma Corporation** |
| **Corporate Address** : | **2155 E Conference Dr STE 115, Tempe, AZ 85284** |
| **Offering Minimum** : | **$10,000.00** |
| **Offering Maximum** : | **$1,230,000.00** |
| **Minimum Investment Amount (per investor)** : | **$250.00** |

**Terms**

| | | |
|---|---|---|
| **Offering Type** | : | **Convertible Promissory Notes** |
| **Type of Equity Converted Into** | : | **Preferred Stock** |
| **Conversion Trigger** | : | **$5,000,000.00** |
| **Maturity Date** | : | **December 31, 2024** |
| **Valuation Cap** | : | **$25,000,000.00** |
| **Discount Rate** | : | **10.0%** |
| **Annual Interest Rate** | : | **3.5%** |

### What is a Convertible Note?

A convertible note offers you the right to receive Preferred Stock in iMetabolic Biopharma Corporation. The amount of Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 10.0% discount on the price the new investors are paying. You also receive 3.5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment based on bonuses below.*

**Loyalty Bonus | 5% Bonus**

As you have previously invested in iMetabolic BioPharma, you are eligible for additional bonus interest.

**Time-Based:**

**Visionary**

Invest within the first 72 hours and receive 15% bonus interest.

**Disruptor**

Invest within the first week and receive 10% bonus interest.

**Innovator**

Invest within the first two weeks and receive 5% bonus interest.

**Amount-Based:**

**$500+ | Knight**

Invest $500+ and receive + 5% bonus interest.

**$1,000+ | Baron**

Invest $1,000+ and receive + 7% bonus interest.

**$5,000+ | Duke**

Invest $5,000+ and receive + 10% bonus interest + a Membership to the Exclusive iMBP VIP Forum.

**$10,000+ | Prince**

Invest $10,000+ and receive + 15% bonus interest + a Membership to the Exclusive iMBP VIP Investor Club + complimentary access for you and a guest to a future iMBP sponsored event in Arizona.

**$20,000+ | Emperor**

Invest $20,000+ and receive + 20% bonus interest + a Membership to the Exclusive iMBP VIP Investor Club + complimentary access for you and a guest to a future iMBP sponsored event in Arizona.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonuses from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

iMetabolic BioPharma will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 3.85% instead of 3.5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

## NEW UPDATES

12.28.22

### Happy Holidays!

We are still in the season of giving so share in the gift that is most important, your health!


iMBP iMetabolic
Happy Holidays!

This is **more than just a financial investment**; this is the building of a community with a company that is intent on transforming the biopharma industry with innovation, but bring back to focus what matters most... People!

By joining the iMBP community you are building hope for the future with Tech-Powered Biopharma. That is something worth giving.

**Join our community and change lives. Us begins with you!**

Invest Now

## ALL UPDATES

Show More Updates

Innovator
5% Invest within the first two weeks and receive a 5% bonus.
02 DAYS 06 HOURS 30 MINS 08 SECS

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into iMetabolic BioPharma.

**$250.00**

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

**$250.00**

INNOVATOR

Invest within the first two weeks and receive a 5% bonus.

Select

**$500.00**

KNIGHT

Invest $500+ and receive + 5% Bonus.

Select

**$1,000.00**

BARON

Invest $1,000+ and receive + 7% Bonus.

Select

**$5,000.00**

DUKE

Invest $5,000+ and receive + 10% Bonus + a Membership to the Exclusive iMBP VIP Forum.

Select

**$10,000.00**

PRINCE

Invest $10,000+ and receive + 15% Bonus + a Membership to the Exclusive iMBP VIP Investor Club + complimentary access for you and a guest to a future iMBP sponsored event in Arizona.

Select

**$20,000.00**

EMPEROR

Invest $20,000+ and receive + 20% Bonus + a Membership to the Exclusive iMBP VIP Investor Club + complimentary access for you and a guest to a future iMBP sponsored event in Arizona.

Select

## JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

md **michael dorsey**
6 days ago

Hi,

Sounds interesting — Can you explain more to me about what the ...
Show more

1 0

UK **Urban Kiernan**
iMetabolic BioPharma • 6 days ago

Hi Michael,
Thank you for the questions.
iPlatform™ is our proprietary machine learning (ML) approach to ...
Show more

0

MN **MURALI NAGARAJAN** 21 INVESTMENTS
9 days ago

Mr.Urban... i loved your answer and I have invested in your stuff.

I also asked my friend and he also invested the same....
Show more

1 0

UK **Urban Kiernan**
iMetabolic BioPharma • 9 days ago

Dear MN,
Thanks to you and your friend for investing in iMBP. We welcome you both to our community....
Show more

1

MN **MURALI NAGARAJAN** 21 INVESTMENTS
10 days ago

Dr.Urban... appreciate your passion (based on your life changing incident).
...
Show more

1 0

UK **Urban Kiernan**
iMetabolic BioPharma • 10 days ago

Hi MN,
Thank you for your kind words and great questions. Here are the responses:...
Show more

1

**ken pagone**
11 days ago

I am confused you say your minimum $250 but when I put my money down it requires me to add 250 more ($500). Also, in the in the reward section the first 72 hours is an extra 15%, but I got less than one ...
Show more

1 0

**Urban Kiernan**
iMetabolic BioPharma • 11 days ago

Hi Ken,
Sorry for the delay in getting back to you.
1) You should be allowed to invest $250. I will notify StartEngin...
Show more

0

Show More Comments

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We Imagine a world where people live longer healthier and happier lives.

It is because of the people we love – our families…

…that we work towards a world free of Type 2 Diabetes, Alzheimer's Disease, Parkinson's, Cardiometabolic and Cardiovascular Diseases

We must improve the fight against them……these diseases affect so many of us every day.

In OUR FIGHT at iMetabolic Biopharma, we have developed The iPlatform.

The intersection of Biotechnology andTechnology. Armed with this new TechBio…we are – the Future of Drug Discovery. With the support of an all-star team of experts from world renowned institutions…our goal is simple…

— to develop solutions in the fight against diseases that push society off-balance.

By investing you are helping us innovate transformative technology, and discover more effective and less expensive medicine.

Join Us and Change Lives. The hope for a better tomorrow starts with me. With you. With all of Us.

Invest in iMBP today and be part of our community.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

*150103*

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Designation For **Nevada Profit Corporations** **(Pursuant to NRS 78.1955)**

1. Name of corporation:

iMetabolic Biopharma Corporati

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Preferred Shares shall have the following terms and rights: Non-cumulative dividends when decla
the Board of Directors. Preferred Shares shall receive dividends prior to any distribution of dividen
holders of the Common Stock. Upon liquidation, Preferred Shares shall have liquidation preferenc
the Common /stock. Preferred Shares are convertible into Common stock, and if convertied partic
with Common Stock pro rata on an as-converted basis. Preferred Shares shall have no voting righ
Preferred Shares may be converted to Common Stock if necessary due to a public offering or at ar
by agreement of the Company.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

## Business Entity - Filing Acknowledgement

12/07/2022

| | |
|---|---|
| Work Order Item Number: | W2022120700675 - 2555635 |
| Filing Number: | 20222801253 |
| Filing Type: | Restated Articles |
| Filing Date/Time: | 12/07/2022 10:16:39 AM |
| Filing Page(s): | 3 |

Indexed Entity Information:

Entity ID: E27401522022-9

Entity Name: IMETABOLIC BIOPHARMA CORPORATION

Entity Status: Active

Expiration Date: None

Commercial Registered Agent

Zeuss LLC

3755 Breakthrough Way, Suite 101, Las Vegas, NV 89135, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

| Filed in the Office of | Business Number E27401522022-9 |
| --- | --- |
| Barbara K. Cegavske | Filing Number 20222801253 |
| Secretary of State State Of Nevada | Filed On 12/07/2022 10:16:39 AM |
| | Number of Pages 3 |

# Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1.Name of Nevada entity as last recorded in this office:

IMETABOLIC BIOPHARMA CORPORATION

2. The articles are: (mark only one box) ☑ Restated ☐ Amended and Restated

Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ______
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☑ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

4. Effective date and time of filing: (optional) Date: 12/07/2022 Time:
(must not be later than 90 days after the certificate is filed)

*This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

| Filed in the Office of | Business Number E27401522022-9 |
|---|---|
| *Barbara K. Cegavske* | Filing Number 20222801253 |
| Secretary of State State Of Nevada | Filed On 12/07/2022 10:16:39 AM |
| | Number of Pages 3 |

# Profit Corporation:

## Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
## Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
## Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

**1. Entity information:**

Name of entity as on file with the Nevada Secretary of State:

iMetabolic Biopharma Corporation

Entity or Nevada Business Identification Number (NVID): E27401522022-9

**2. Restated or Amended and Restated Articles:** (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:

The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

**3. Type of Amendment Filing Being Completed:** (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☒ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

☐ The entity name has been amended.
☐ The purpose of the entity has been amended.
☐ The authorized shares have been amended.
☐ Other: (specify changes)

☐ Dissolution
☐ Merger
☐ Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Profit Corporation:
## Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
## Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
## Officer's Statement (PURSUANT TO NRS 80.030)

| | |
|---|---|
| 4. Effective Date and Time: (Optional) | Date: ______ Time: ______ (must not be later than 90 days after the certificate is filed) |
| 5. Information Being Changed: (Domestic corporations only) | Changes to takes the following effect:<br>☐ The entity name has been amended.<br>☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)<br>☐ The purpose of the entity has been amended.<br>☒ The authorized shares have been amended.<br>☐ The directors, managers or general partners have been amended.<br>☐ IRS tax language has been added.<br>☐ Articles have been added.<br>☐ Articles have been deleted.<br>☐ Other.<br>The articles have been amended as follows: (provide article numbers, if available)<br>: Shares updated: 5,000,000 Preferred Shares and 95,000,000 Common Shares<br>(attach additional page(s) if necessary) |
| 6. Signature: (Required) | X [signature] Signature of Officer or Authorized Signer — Title: Chairman of the Board<br>X ______ Signature of Officer or Authorized Signer — Title: ______<br>*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof. |

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.